EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports, relating to the consolidated financial statements of Haynes International, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the Company’s application of AICPA Statement of Position, 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code in 2004, and an explanatory paragraph regarding the Company’s change of accounting for share-based payments as required by Statement of Financial Accounting Standards No.123(R), Share-Based Payments in 2006), and management’s report on the effectiveness of internal control over financial reporting, dated December 7, 2006, appearing in the Annual Report on Form 10-K of Haynes International, Inc. for the year ended September 30, 2006.

/s/ Deloitte & Touche LLP

Indianapolis, Indiana

August 15, 2007